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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 ✗
PART III

SEC FILE NUMBER
8 – 24126

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2011** AND ENDING **DECEMBER 31, 2011**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

YORK SECURITIES, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

160 BROADWAY (East Bldg.) – 7th Floor

NEW YORK,	**NEW YORK**	**10038**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID J. CORCORAN, President　　　　　　　　**(212) – 349 – 9700**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023	New York	NY	10038

　　　X　　　**Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances relied on as the
basis for the exemption. See section 240.17a-5(e)(2).

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

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OATH OR AFFIRMATION

I, *DAVID J. CORCORAN, swear* (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
YORK SECURITIES, INC., as of DECEMBER 31, 2011, are true and correct.
I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X _____
Signature

_____
Title

MARIE R. CASALINO
Notary Public, State of New York
No. 01CA4840820
Qualified in New York County
Commission Expires _____

X _____
Notary Public

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

YORK SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$	556,812
Cash segregated for the exclusive benefit of customers' (Note 3)		49,951
Due from broker		17,732
Commissions receivable		120,176
Securities - at market value (Note 4)		292,969
Fixed assets - net of accumulated depreciation of 516,796 (Note 2(e))		194,267
Other assets		46,196
Total assets		$ 1,278,103

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	10,813
Due to customer (Note 3)	23,406
Total liabilities	34,219

Commitments and Contingencies (Notes 2(e), 6 and 7)

Stockholders' equity (Note 8)

Common stock, no par value, 200 shares	
authorized, 20 shares issued and outstanding.	200,000
Additional paid-in capital	542,905
Retained earnings	500,979
Total stockholders' equity	1,243,884
Total liabilities and stockholders' equity	$ 1,278,103

The accompanying notes are an integral part of this statement.

YORK SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

Note 1 -   **Nature of Business**
York Securities, Inc., (The "Company") is primarily a discount securities broker registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA)". The Company's customers are located throughout the United States.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 -   **Summary of Significant Accounting Policies**

a)   *Revenue Recognition*
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a trade date basis. Marketable securities owned or sold, but not yet purchased, are carried at market value.

b)   *Income Taxes*
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

c)   *Cash and Cash Equivalents*
The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d)   *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

e)   *Fixed Assets*
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using the straight line method. Leasehold improvements are amortized over the life of the lease using the straight line method. In 2009, the Company purchased a customer account list for $250,000.

Note 2 -   **Summary of Significant Accounting Policies (continued)**

e)   *Fixed Assets (continued)*

In 2010, and 2011 the Company paid an additional $125,000 in each year for such list since the revenues generated from the list exceeded certain prescribed amounts. If the revenues generated from the list reach an additional $125,000, a final payment of $100,000 would be due. These payments are being amortized over three years.

f)   *Fair Value Measurements*

The Company carries its investments at fair value. ASC 820, *Fair Value Measurements and Disclosure,* defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as at December 31, 2011:

	Total	Fair Value Measurements Using		
		Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Equities	$292,969	$292,969	$-0-	$-0-

g)   *Subsequent Events*

The Company has evaluated events and transactions that occurred between December 31, 2011 and January 20, 2012, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3-   **Cash Segregated under Federal and other Regulations**

Cash has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC. At December 31, 2011, the amount owed customers was $23,406.

Note 4-   **Marketable Securities Owned**

Marketable securities consist of traded securities, at quoted market values, as illustrated below:

	Owned
Equities	$292,969
	$292,969

Note 5-   **Profit Sharing Plan**

The Company is a sponsor of a 401(k) defined contribution profit sharing plan for its eligible employees. Contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time. The Company's liability to the plan for the year ended December 31, 2011 was $-0-.

Note 6-   **Commitments and Contingencies**

Office Space
The Company leases office space pursuant to an operating lease expiring September 30, 2016. The future minimum rental commitment through termination is:

Year	Amount
2012	$45,882
2013	$47,258
2014	$48,676
2015	$50,136
2016	$38,442

The lease has been guaranteed by the stockholder.

Credit Risk Concentrations

Substantially all of the Company's securities balances are held by one brokerage firm. The Securities Investor Protection Corporation (SIPC) insures the brokerage account to the extent of $500,000 (including up to $100,000 for cash). Securities balances in excess of insurance coverage are secured by the good faith and credit of the brokerage firm.

Note 7 -   **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 8 -   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2011, the Company had net capital of $947,685, which was $697,685 in excess of its required net capital of $250,000. The Company's net capital ratio was 3.61%.

A copy of the Firm's Statement of Financial Condition as of December 31, 2011, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office, the regional office of the SEC and the office of the Financial Industry Regulatory Authority



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
York Securities, Inc.
160 Broadway
New York, NY 10038

We have audited the accompanying statement of financial condition of **York Securities, Inc.** as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of **York Securities, Inc.** as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
January 20, 2012

YORK SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011